SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              05 March, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures: 1. Chairman change announcement made on 19 February, 2007
            2. Transaction in Own Shares announcement made on 20 February, 2007
            3. Transaction in Own Shares announcement made on 21 February, 2007
            4. Transaction in Own Shares announcement made on 21 February, 2007
            5. Transaction in Own Shares announcement made on 22 February, 2007
            6. Transaction in Own Shares announcement made on 23 February, 2007
            7. Transaction in Own Shares announcement made on 26 February, 2007
            8. Director/PDMR Shareholding announcement made on 27 February, 2007
            9. Transaction in Own Shares announcement made on 27 February, 2007
           10. Transaction in Own Shares announcement made on 28 February, 2007
           11. Transaction in Own Shares announcement made on 28 February, 2007
           12. Total Voting Rights announcement made on 28 February, 2007
           13. Transaction in Own Shares announcement made on 01 March, 2007
           14. Transaction in Own Shares announcement made on 03 March, 2007


Enclosure 1

BT GROUP PLC

19 February 2007


BOARD CHANGES


BT Group plc announces that:

1)      Sir Christopher Bland will:

a)      resign as Chairman with effect from 25 September 2007;

b) resign as a Director with effect from 30 September 2007 (rather than from the date of the Company's AGM in 2007);

2)      Sir Michael Rake will become a Director and Chairman on 26 September
        2007

3) Sir Michael Rake has no information to disclose in respect of Listing Rule 9.6.13.

Enclosure 2


Tuesday 20 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 2,750,000 ordinary shares at a price of 312.82 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 344,049,197 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,296,605,655.

The above figure (8,296,605,655) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 3


Wednesday 21 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred to participants in its employee share plans 1,569,728 ordinary shares at a minimum price of 154 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 342,479,469 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,298,175,383.

The above figure (8,298,175,383) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 4


Wednesday 21 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,100,000 ordinary shares at a price of 309.30 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 343,579,469 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,297,075,383.

The above figure (8,297,075,383) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 5


Thursday 22 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 306.77 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 345,579,469 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,295,075,383.

The above figure (8,295,075,383) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 6


Friday 23 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 306.06 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 347,079,469 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,293,575,383.

The above figure (8,293,575,383) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 7


Monday 26 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 500,000 ordinary shares at a price of 307.23 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 347,579,469 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,293,075,383.

The above figure (8,293,075,383) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--

Enclosure 8


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


--------------------------------------------------------------------------------


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

IAN LIVINGSTON

ANDY GREEN

PAUL REYNOLDS

HANIF LALANI

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED


8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired


SIR CHRISTOPHER BLAND -

BT GROUP RETENTION SHARE PLAN: 5,187 SHARES


BEN VERWAAYEN -

BT GROUP DEFERRED BONUS PLAN: 4,025 SHARES

BT GROUP DEFERRED BONUS PLAN: 11,069 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 4,375 SHARES

BT GROUP INCENTIVE SHARE PLAN: 10,300 SHARES - HELD IN TREASURY


IAN LIVINGSTON -

BT GROUP DEFERRED BONUS PLAN: 1,522 SHARES

BT GROUP DEFERRED BONUS PLAN: 2,992 SHARES - HELD IN TREASURY

BT GROUP RETENTION SHARE PLAN: 4,423 SHARES

BT GROUP INCENTIVE SHARE PLAN: 2,812 SHARES

BT GROUP INCENTIVE SHARE PLAN: 7,725 SHARES - HELD IN TREASURY


ANDY GREEN -

BT GROUP DEFERRED BONUS PLAN: 1,576 SHARES

BT GROUP DEFERRED BONUS PLAN: 2,908 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 2,656 SHARES

BT GROUP INCENTIVE SHARE PLAN: 7,357 SHARES - HELD IN TREASURY

BT GROUP RETENTION SHARE PLAN: 5,337 SHARES - HELD IN TREASURY

PAUL REYNOLDS -

BT GROUP DEFERRED BONUS PLAN: 1,384 SHARES

BT GROUP DEFERRED BONUS PLAN: 2,730 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 2,500 SHARES

BT GROUP INCENTIVE SHARE PLAN: 6,241 SHARES - HELD IN TREASURY


HANIF LALANI -

BT GROUP DEFERRED BONUS PLAN: 473 SHARES

BT GROUP DEFERRED BONUS PLAN: 2,225 SHARES - HELD IN TREASURY

BT GROUP INCENTIVE SHARE PLAN: 1,249 SHARES

BT GROUP INCENTIVE SHARE PLAN: 5,885 SHARES - HELD IN TREASURY


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

318.75p

14. Date and place of transaction

26 February 2007 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR CHRISTOPHER BLAND

PERSONAL HOLDING: 674,378 SHARES

BT GROUP RETENTION SHARE PLAN: 329,418 SHARES

BT GROUP LEGACY OPTION PLAN: OPTIONS OVER 314,244 SHARES


BEN VERWAAYEN

PERSONAL HOLDING: 1,238,827 SHARES

BT GROUP DEFERRED BONUS PLAN: 958,118 SHARES

BT GROUP INCENTIVE SHARE PLAN: 932,330 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 3,656,458 SHARES



IAN LIVINGSTON

PERSONAL HOLDING: 349,901 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 286,753 SHARES

BT GROUP RETENTION SHARE PLAN: 280,879 SHARES

BT GROUP INCENTIVE SHARE PLAN: 669,163 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,629,865 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 7,290 SHARES


ANDY GREEN

PERSONAL HOLDING: 204,629 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 284,822 SHARES

BT GROUP INCENTIVE SHARE PLAN: 635,970 SHARES

BT GROUP RETENTION SHARE PLAN: 338,918 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,539,320 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,712 SHARES.


PAUL REYNOLDS

PERSONAL HOLDING: 147,169 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 261,310 SHARES

BT GROUP INCENTIVE SHARE PLAN: 555,113 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 1,448,764 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 4,555 SHARES.


HANIF LALANI

PERSONAL HOLDING: 36,358 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN: 171,416 SHARES

BT GROUP INCENTIVE SHARE PLAN: 453,136 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 649,851 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,994 SHARES.


16. Date issuer informed of transaction

26 FEBRUARY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 27 FEBRUARY 2007, UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 20,797,054 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT OF CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 26,857 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

Graeme Wheatley

Date of notification

27 FEBRUARY 2007


END

Enclosure 9


Tuesday 27 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 301.63 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 349,079,469 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,291,575,383.

The above figure (8,291,575,383) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 10


Wednesday 28 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred to participants in its employee share plans 521,775 ordinary shares at a minimum price of 154 pence per share and a maximum price of 218 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 348,557,694 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,292,097,158.

The above figure (8,292,097,158) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 11


Wednesday 28 February 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 298.00 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 351,557,694 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,289,097,158.

The above figure (8,289,097,158) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 12


Wednesday 28 February 2007


                                  BT GROUP PLC


TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE


BT Group plc confirms that on 28 February 2007, its capital consisted of 8,640,654,852 ordinary shares with voting rights. On that date, BT Group plc held 351,557,694 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 8,289,097,158.

The above figure (8,289,097,158) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 13


Thursday 1 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 291.41 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 352,557,694 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,288,097,158.

The above figure (8,288,097,158) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                  --: ends :--

Enclosure 14

Friday 2 March 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 500,000 ordinary shares at a price of 293.58 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 353,057,694 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,287,597,158.

The above figure (8,287,597,158) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                  --: ends :--




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 05 March, 2007